REED’S, INC.
13000 South Spring Street
Los Angeles, California 90061
(310) 217-9400

December 4, 2017

VIA EDGAR CORRESPONDENCE

John Reynolds, Assistant Director, Office of Beverages, Apparel and Mining

Ruairi Regan

Mail Stop 3561

United States Securities Exchange Commission

Washington D.C. 20549

Re:	Reed’s, Inc.
Registration Statement on Form S-1
Filed October 23, 2017 and amended on each of November 21, 2017, December 1, 2017 and December 4, 2017
File No. 333-221059 (the “Registration Statement”)

Gentlemen:

Pursuant to Rule 460 and Rule 461 under the Securities Act of 1933, as amended, Reed’s, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date of the above referenced Registration Statement be accelerated so that it will become effective at 5:00 p.m., Eastern time, on Monday, December 4, 2017, or as soon thereafter as practicable.

The Company acknowledges that:

●	should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

REED’S, INC.,
a Delaware corporation

/s/ Valentin Stalowir
By:	Valentin Stalowir
Its:	Chief Executive Officer